

September 14, 2009

<u>Via U.S. Mail and Facsimile (514) 871-8977</u>
Mr. Derek Ivany
Chief Executive Officer
Ivany Mining, Inc.
8720 Dufrost, St. Leonard
Quebec, Canada H1P 2Z5

**Re: Ivany Mining, Inc.
                 Item 4.01 Form 8-K
                 Filed August 11, 2009
                 Item 4.01 Form 8-K/A
                 Filed September 4, 2009
                 File No. 0-27645**

Dear Mr. Ivany:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        /s/ Chris White

                                        Chris White
                                        Branch Chief